DynaMotive Energy Systems Corporation

          	     FORM 6-K

                   UNITED STATES
     	SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, D.C. 20549

                -----------------

          REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a-16 or 15d-16 OF
        THE SECURITIES EXCHANGE ACT OF 1934
                  FOR MAY 26, 2003

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION
   (Exact name of Registrant as specified in its charter)

                -----------------


          Suite 105-1700 West 75th Avenue
                   Vancouver, BC
                   Canada V6P 6G2
                   (604) 267-6000
      (Address of principal executive offices)

                 -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

              FORM 20-F  X    FORM 40-F
                        ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        YES         NO  X
                            ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable






                               FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer
     ----------------

     DynaMotive Energy Systems Corporation
     105-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     May 26, 2003

3.   Press Release
     -------------

     May 26, 2003

4.   Summary of Material Change
     --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), announced today that it has entered into a Memorandum of Understanding (MOU) with Ramsay Machine Works Ltd, a subsidiary of Ramsay Group (Ramsay). The MOU follows DynaMotive's announcement in April to seek tenders for the fabrication of plants based on its patented pyrolysis process. Founded in 1903, Ramsay is a 4th generation Canadian owned and operated business with acknowledged expertise in precision ferrous and non-ferrous fabricating, machining, and manufacturing a wide variety of equipment for the oil and gas, environmental, forestry, mining, marine and construction industries.

Under the terms of the MOU, Ramsay, UMA Engineering and DynaMotive are to cooperate in the fabrication of modular pyrolysis plants. Initially the companies will focus on the design and fabrication of the first 100 tonne per day (TPD) module as well as fabrication techniques for the construction of multiple plants within Ramsay's facilities. The parties expect to launch the construction of a second plant late in 2003 with further plants to follow in 2004. Ramsay's capabilities and fabrication facilities coupled with a track record of performance make it an ideal development partner for DynaMotive. Plants fabricated at Ramsay's facilities will be destined for the Canadian and US markets.

"The MOU establishes the basis for the fabrication and design of multiple pyrolysis systems. We welcome the opportunity to work with DynaMotive and UMA in what we believe will become mainstream technology in the short term." said Gregory H.P. Ramsay, President and CEO of Ramsay Group. "The capabilities of the Ramsay Group and the strong working relationship we enjoy with UMA Engineering staff are well suited to the fabrication requirements and forward market strategy of DynaMotive. "

5.   Full Description of Material Change
     -----------------------------------

     Please see attached press release

6.   Reliance on Section 85(2) of the Act
     ------------------------------------

     N/A

7.   Omitted Information
     -------------------

     N/A

8.   Senior Officers
     ---------------

     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 27th day of May, 2003


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                (signed)   "Richard CH Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION             News Release - May 26, 2003

  Ramsay Machine Works Ltd. to Fabricate Pyrolysis Plant in British Columbia, Canada. Memorandum of Understanding Signed for Fabrication of First Plant
                   with Option for Further Two Plants

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has entered into a Memorandum of Understanding (MOU) with Ramsay Machine Works Ltd, a subsidiary of Ramsay Group (Ramsay). The MOU follows DynaMotive's announcement in April to seek tenders for the fabrication of plants based on its patented pyrolysis process. Founded in 1903, Ramsay is a 4th generation Canadian owned and operated business with acknowledged expertise in precision ferrous and non-ferrous fabricating, machining, and manufacturing a wide variety of equipment for the oil and gas, environmental, forestry, mining, marine and construction industries.

Under the terms of the MOU, Ramsay, UMA Engineering and DynaMotive are to cooperate in the fabrication of modular pyrolysis plants. Initially the companies will focus on the design and fabrication of the first 100 tonne per day (TPD) module as well as fabrication techniques for the construction of multiple plants within Ramsay's facilities. The parties expect to launch the construction of a second plant late in 2003 with further plants to follow in 2004. Ramsay's capabilities and fabrication facilities coupled with a track record of performance make it an ideal development partner for DynaMotive. Plants fabricated at Ramsay's facilities will be destined for the Canadian and US markets.

"The MOU establishes the basis for the fabrication and design of multiple pyrolysis systems. We welcome the opportunity to work with DynaMotive and UMA in what we believe will become mainstream technology in the short term." said Gregory H.P. Ramsay, President and CEO of Ramsay Group. "The capabilities of the Ramsay Group and the strong working relationship we enjoy with UMA Engineering staff are well suited to the fabrication requirements and forward market strategy of DynaMotive. "

"DynaMotive's pyrolysis technology has the potential to become a leading technology in the production of greenhouse-gas-neutral energy." said Peter Smith, Senior Vice President Industrial, UMA Engineering. "The MOU with Ramsay Group is an important step towards the realization of this goal. Ramsay's track record and capabilities greatly enhance the capacity to service multiple project opportunities by DynaMotive. We look forward to the fabrication of DynaMotive's first 100 ton per day pyrolysis plant and welcome Ramsay to the team. "

"This MOU further establishes British Columbian and Canadian enterprise capabilities to team up to develop and take to market emerging environmental technologies. We strongly welcome Ramsay to the DynaMotive team, we are highly impressed by Ramsay's track record and open approach towards new
technology." commented   Andrew Kingston, President & CEO of DynaMotive. " I
would like to personally thank Mr. Ramsay for his confidence in DynaMotive and for sharing in DynaMotive's vision. We look forward to working together and to a long and successful commercial relationship".

Mr. Kingston added: "Ramsay has a sound reputation for quality workmanship, cost effectiveness and on-time deliveries. Ramsay possesses a diversified team of technical and production personnel to meet DynaMotive's fabrication requirements and is known for its ability to handle a wide range of concurrent projects effectively."

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.


For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson
Managing Director
Tel: (44) 0207 550 3872         Fax:  (44) 0207 409 2304

or US enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation          Tel: (323) 460-4900
Fax:  (323) 465-2617            Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.